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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2004

Legrand Holding S.A.

(Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosures:

Press release dated January 30, 2004 announcing Legrand Holding S.A.'s financial results for 2003.

Consolidated Financial Statements as of December 31, 2003.

Paris, January 30, 2004

2003 results
Improvement in a difficult economic environment

Consolidated data	Legrand Holding FY 2003	Legrand Holding FY 2003 adjusted(1)	Legrand Holding FY 2002 adjusted pro forma(2)(3)	Legrand (Predecessor) FY 2002
	(€ millions, US GAAP)
Sales	2,761.8	2,761.8	2,932.6	2,932.6

Maintainable EBITDA(4)	441.6	567.4	577.9	577.9
% sales	16.0%	20.5%	19.7%	19.7%
EBITDA(4)	409.4	535.2	548.0	548.0

Maintainable EBIT before goodwill and purchase accounting(5)	272.1	397.9	389.3	389.3
% sales	9.9%	14.4%	13.3%	13.3%
EBIT before goodwill and purchase accounting(5)	239.9	365.7	359.4	359.4

EBIT	107.0	232.8	225.0	347.0
% sales	3.9%	8.4%	7.7%	11.8%

Net income	(160.0)	(79.8)	(44.0)	213.0

Net cash provided from operating activities	271.0	271.0		458.8
% sales	9.8%	9.8%		15.6%

	As of December 31, 2003		As of December 31, 2002
	(€ millions, US GAAP)
Net financial debt(6)	2,247.2		2,575.6

Net financial debt (proforma)(6)(7)	2,280.3		2,700.6

        Sales:    net sales came to €2,761.8 million in 2003, showing a rise of 1.2% at constant scope of consolidation and exchange rates. A decline of 5.8% in reported sales is essentially due to the impact of unfavorable exchange rate variations, which cut 6.5% off the figure for 2003.

        At constant scope of consolidation and exchange rates, fourth-quarter sales were up 4.0%, suggesting continuation of the trend observed in the third quarter, which saw a 1.9% rise.

        Changes in sales by geographical region (at constant scope of consolidation and exchange rate(8)) were as follows:

	Fourth Quarter	2003
France	+2.6%	–0.8%
Italy	–0.2%	+1.8%
Rest of Europe	+7.7%	+4.5%
USA/Canada	+1.7%	–1.8%
Rest of the World	+11.2%	+4.8%

Total	+4.0%	+1.2%

        These figures are encouraging, especially in view of rises in Europe (excluding France) and the Rest of the World (excluding Europe, Canada and the US). While they do not amount to a full-blooded recovery, they do confirm Legrand's resilience and capacity to develop its business in difficult conditions.

        Results:    During the 2003 financial year, Legrand pursued efforts to cut costs and raise productivity. Despite unfavorable exchange rates and economic conditions, profitability improved significantly, in particular in Italy, Spain and North America, making for an overall rise in consolidated margins.

        Together with tight control of working capital requirement and optimization of capital expenditure, these results enabled Legrand to simultaneously meet its targets: product development, sales and marketing staff reinforcement, and a steep reduction in debt. Pro forma net financial debt showed a decline of €420.3 million or 15.6% from the end of 2002.

        Legrand Holding will hold a conference call on Monday, February 2, 2004, at 06:00 pm French time.

        The dial in number will be +33 (0) 1 7099 3298 and the company name Legrand/Fimep. The conference call will be recorded, and available until February 7 at the following number: +33 (0) 1 7099 3295 Pincode 132307.

Important note

        In order to provide a comprehensive view of our business taking into account the acquisition by our wholly owned subsidiary of 98% of the share capital of Legrand SA on December 10, 2002 (the "Acquisition") and the subsequent acquisition of the remaining 2% of the share capital of Legrand SA in order to provide comparable historical figures between our actual results following the Acquisition and those of Legrand SA, our predecessor, we present pro forma accounts of Legrand Holding for FY 2002 (see definition (2)).

Definitions:

(1)
These figures are based on our financial statements adjusted to exclude the following purchase accounting entries related to the Acquisition: one time non cash expenses due to goodwill allocation to inventories (December 2002: €49 million, FY 2003 and FY 2002: €126 million) and in-process research and development (December 2002: €95 million). We believe it is important to make these non operational purchase accountings adjustments in order to disclose the pure operational performance of Legrand Holding and in order to facilitate comparison to historical results of our predecessor prior to the Acquisition.

(2)
Proforma financial information = adjusted for (1) above and assuming full ownership of Legrand SA throughout the relevant period which means that pro forma accounts give effect to the following transactions (and certain other related transactions) as though they had occurred on January 1, 2002:

•
the Acquisition for aggregate cash consideration of €3,626 million;

•
the completion of the Minority Buy-Out Offer of the remaining public shareholders of Legrand SA (assuming a per share price equal to that paid in the Acquisition and the acquisition of all outstanding options) for aggregate cash consideration of €74 million;

•
the sale of all marketable securities held by the group;

•
the repayment of all outstanding indebtedness of Legrand (other than the Yankee bonds, subordinated perpetual notes (the TSDIs) and €39 million of existing debt, including capital leases and other debt);

•
the financing of the foregoing transactions with existing cash of Legrand and with the proceeds from the issuance of ordinary shares by Legrand Holding to the Consortium which formed Legrand Holding for purposes of the Acquisition; the proceeds from the subordinated shareholder PIK loan provided by the Consortium; and borrowings under the senior credit agreement and the mezzanine credit agreement;

•
the use of the net proceeds of our offering of high yield notes on February 12, 2003, to repay the amounts borrowed under the mezzanine credit agreement.

        Reconciliation for FY 2002 of our Predecessor's operating income and Legrand Holding operating income adjusted pro forma:

12 months 2002
(in € millions)
EBIT Predecessor	347.0
Less impact of purchase accounting entries recorded by Legrand Holding:
Cost of goods sold	(125.8)
R&D and Administrative and selling expenses	(134.4)

Subtotal purchase accounting entries	(260.2)

EBIT Legrand Holding pro forma	86.8

Adjustment for inventories revaluation	125.8
Amortization/impairment of goodwill	12.4

EBIT Legrand Holding adjusted pro forma	225.0

        Reconciliation for FY 2002 of our Predecessor's EBITDA and Legrand Holding EBITDA adjusted pro forma:

FY 2002
(in € millions)
EBITDA Predecessor	548.0
Add changes in operating income	(260.2)
Add changes in depreciation of assets	134.4

EBITDA Legrand Holding pro forma	422.2

Adjustment for inventories revaluation	125.8

EBITDA Legrand Holding adjusted pro forma	548.0

        Reconciliation for FY 2002 of our Predecessor's maintainable EBITDA and Legrand Holding maintainable EBITDA adjusted pro forma:

FY 2002
(in € millions)
Maintainable EBITDA Predecessor	577.9
Add changes in operating income	(260.2)
Add changes in depreciation of assets	134.4

Maintainable EBITDA Legrand Holding pro forma	452.1

Adjustment for inventories revaluation	125.8

Maintainable EBITDA Legrand Holding adjusted pro forma	577.9

        Reconciliation for FY 2002 of our Predecessor's EBIT before goodwill and purchase accounting and Legrand Holding EBIT before goodwill and purchase accounting adjusted pro forma:

FY 2002
(in € millions)
EBIT before goodwill and purchase accounting Predecessor	359.4
Add changes in operating income	(260.2)
Add changes in depreciation of assets	134.4

EBIT before goodwill and purchase accounting Legrand Holding pro forma	233.6

Adjustment for inventories revaluation	125.8

EBIT before goodwill and purchase accounting Legrand Holding adjusted pro forma	359.4

        Reconciliation for FY 2002 of our Predecessor's maintainable EBIT before goodwill and purchase accounting and Legrand Holding maintainable EBIT before goodwill and purchase accounting adjusted pro forma:

FY 2002
(in € millions)
Maintainable EBIT before goodwill and purchase accounting Predecessor	389.3
Add changes in operating income	(260.2)
Add changes in depreciation of assets	134.4

Maintainable EBIT before goodwill and purchase accounting Legrand Holding pro forma	263.5

Adjustment for inventories revaluation	125.8

Maintainable EBIT before goodwill and purchase accounting Legrand Holding adjusted pro forma	389.3

        Reconciliation between our Predecessor's net income and Legrand Holding FY 2002 pro forma net income:

Legrand Holding FY 2002 pro forma
(in € millions)
Predecessor historical net income for the period from January 1, 2002 to September 30, 2002
Predecessor historical net income for the period from January 1, 2002 to December 10, 2002	208
Legrand Holding historical net income for the period from December 10, 2002 through December 31, 2002	(129)
Adjustments for the Acquisition and the Minority Buy-Out Offer	21
Adjustments for the financing	(144)

Net income pro forma	(44)

(3)
Final figures as per the registration statement on Form F-4 filed by Legrand Holding with the US Securities Exchange Commission on August 8, 2003.

(4)
Reconciliation of EBITDA and Maintainable EBITDA with Net Income:

	Legrand Holding FY 2003	Legrand Holding FY 2003 adjusted for purchase accounting	Legrand Holding FY 2002 adjusted proforma	Legrand (Predecessor) 12 months 2002
	(in € millions)
Net income	(160.0)	(79.8)	(44.0)	213.0
Less minority interests + equity in earnings of investees	(1.5)	(1.5)	(5.0)	(2.1)
Add income tax	(21.9)	23.7	0.0	82.4
Add other expenses	0.0	0.0	(1.0)	3.9
Less exchange/translation results	(3.5)	(3.5)	0.0	0.0
Add changes in swap fair market value	58.6	58.6	0.0	0.0
Add interests expenses	235.3	235.3	275.0	49.8
EBIT	107.0	232.8	225.0	347.0
Add amortization and depreciation	302.4	302.4	323.0	201.0

EBITDA	409.4	535.2	548.0	548.0

Add expenses directly linked to Schneider's acquisition of Legrand	0.0	0.0	4.2	4.2
Less profit and loss on assets disposal	3.7	3.7	(8.9)	(8.9)
Add one time restructuring expenses	28.5	28.5	34.6	34.6

Maintainable EBITDA	441.6	567.4	577.9	577.9

  EBITDA means operating income plus depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measurement of performance under US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with US GAAP) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with US GAAP) as a measure of our ability to meet cash needs or (c) any other measures of performance under US GAAP. We believe that the EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods. Accordingly, this information has been included to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

  Maintainable EBITDA:    we have included Maintainable EBITDA as a measure because we believe it provides a more accurate view of our recurring operating performance as it is adjusted to exclude non recurring items. We believe this measure enhances comparability of our results of operations to those of other companies, to the historical results of Legrand SA, our predecessor, as well as the financial models and expectations of investors and security analysts.

  Reconciliation for FY 2002 and FY 2003 between net cash provided from operating activities and EBITDA of Legrand Holding and our predecessor Legrand SA:

	Legrand Holding FY 2003	Legrand (Predecessor) FY 2002
	(in € millions)
Net cash provided from operating activities	271.0	458.8
Non operating expenses (income)	267.0	134.0
Changes in operating assets and liabilities	30.0	(66.0)
Other	(158.6)	21.2

EBITDA	409.4	548.0

(5)
Reconciliation of EBIT before goodwill and purchase accounting and Maintainable EBIT before goodwill and purchase accounting with Net Income:

	Legrand Holding FY 2003	Legrand Holding FY 2003 adjusted for purchase accounting	Legrand Holding FY 2002 adjusted proforma	Legrand (Predecessor) 12 months 2002
	(in € millions)
Net income	(160.0)	(79.8)	(44.0)	213.0
Less minority interests + equity in earnings of investees	(1.5)	(1.5)	(5.0)	(2.1)
Add income tax	(21.9)	23.7	0.0	82.4
Add other expenses	0.0	0.0	(1.0)	3.9
Less exchange/translation results	(3.5)	(3.5)	0.0	0.0
Add changes in swap fair market value	58.6	58.6	0.0	0.0
Add interests expenses	235.3	235.3	275.0	49.8
EBIT	107.0	232.8	225.0	347.0
Add purchase accounting entries	132.9	132.9	134.4	0.0
Add amortization/impairment of goodwill	0.0	0.0	0.0	12.4

EBIT before goodwill and purchase accounting	239.9	365.7	359.4	359.4

Add expenses directly linked to Schneider's acquisition of Legrand	0.0	0.0	4.2	4.2
Less profit and loss on assets disposal	3.7	3.7	(8.9)	(8.9)
Add one time restructuring expenses	28.5	28.5	34.6	34.6

Maintainable EBIT before goodwill and purchase accounting	272.1	397.9	389.3	389.3

  EBIT before goodwill and purchase accounting means EBIT plus amortization/impairment of goodwill and amortization of intangible and tangible assets due to purchase accounting entries. EBIT before goodwill and purchase accounting is not a measurement of performance under US GAAP and you should not consider EBIT before goodwill and purchase accounting as an alternative to (a) operating income (EBIT) or net income (as determined in accordance with US GAAP) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with US GAAP) as a measure of our ability to meet cash needs or (c) any other measures of performance under US GAAP. We believe that the EBIT before goodwill and purchase accounting is a measure which assists in comparing performance on a consistent basis without regard to amortization/impairment of goodwill and purchase accounting entries. Moreover, this measure allows investors to compare Legrand Holding's current performance with our Predecessor's performance on a comparable basis.

  Maintainable EBIT before goodwill and purchase accounting:    we have included Maintainable EBIT before goodwill and purchase accounting as a measure because we believe it provides a more accurate view of our recurring operating performance as it is adjusted to exclude non recurring items. We believe this measure enhances comparability of our results of operations to those of other companies, to the historical results of Legrand SA, our predecessor, as well as the financial models and expectations of investors and security analysts.

(6)
Net financial debt is defined as follows: short term borrowings + long term borrowings + subordinated securities – cash and cash equivalents – marketable securities – short term restricted cash – long term restricted cash. We are excluding the related party subordinated shareholder PIK loan in this calculation. Including, the subordinated shareholder PIK loan, net financial debt amounts to €3,463.8 million as of December 31 2003 and €3,734.6 million as of December 31, 2002.

(7)
Reconciliation of Net Financial Debt pro forma with Net Financial Debt:

	As of December 31, 2003	As of December 31, 2002
	(in € millions)
Net Financial Debt	2,247.2	2,575.6
Add currency swap linked to the debt	31.0	0.0
Add fees and expenses incurred in connection with the Acquisition and related transactions which remained payable	0.9	51.0
Add cost to acquire minority shares owned by the public pursuant to minority buy out	1.2	74.0

Net Financial Debt pro forma	2,280.3	2,700.6

(8)
Reconciliation of sales between net sales by geographical region as reported and net sales by geographical region excluding the effect of changes in the scope of consolidation for 2002 and using constant exchange rates for 2003 used to calculate like for like variation of sales:

		Twelve months
		Consolidated	France	Italy	Rest of Europe	US and Canada	Rest of World
		(in € millions)
Net sales 2002 as reported		2,932.6	787.2	547.7	511.2	643.1	443.4
Impact of changes in the scope of consolidation		(14.9)	(4.4)	0.0	(0.3)	(9.7)	(0.5)
Net sales 2002 adjusted for changes in the scope of consolidation	(1)	2,917.7	782.9	547.7	510.9	633.4	442.9
Net sales 2003 as reported		2,761.8	776.5	557.5	519.3	520.2	388.3
Impact of variations in exchange rates		191.6	0.0	0.0	14.4	101.5	75.6
Net sales 2003 adjusted for variations in exchange rates	(2)	2,953.4	776.5	557.5	533.7	621.7	463.9
Like for like variation (2) vs (1)		1.2%	(0.8%)	1.8%	4.5%	(1.8%)	4.8%

Forward looking statements:

        This announcement contains forward-looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

        Investors are urged to read the registration statement of Legrand Holding filed with the US Securities and Exchange Commission on Form F-4 on August 8, 2003, as amended and other relevant documents filed by Legrand Holding with the US Securities and Exchange Commission because they contain important information. Investors are able to view these documents, as well as other documents filed by Legrand Holding with the US Securities and Exchange Commission, free of charge at the US Securities and Exchange Commission's website, www.sec.gov. Legrand Holding disclaims any obligation to publicly update or revise any forward-looking information.

Consolidated statements of income US GAAP

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Net sales	2,761.8	219.0	0.0	0.0
Operating expenses
Cost of goods sold	(1,640.4)	(179.0)	0.0	0.0
Administrative and selling expenses	(733.5)	(64.0)	0.0	0.0
Research and development expenses	(258.5)	(113.0)	0.0	0.0
Other operating expenses	(22.4)	(1.0)	0.0	0.0
Amortization of goodwill	0.0	0.0	0.0	0.0

Operating income	107.0	(138.0)	0.0	0.0

Interest income (expense)	(293.9)	(22.0)	0	0
Profits (losses) from disposal of fixed assets	0.0	0.0	0	0
Other income (expenses)	3.5	1.0	0	0

Income before taxes, minority interests and equity in earnings of investees	(183.4)	(159.0)	0	0

Income taxes	21.9	26.0	0	0

Net income before minority interests and equity in earnings of investees	(161.5)	(133.0)	0	0

Minority interests	(0.9)	2.0	0	0
Equity in earnings of investees	2.4	2.0	0	0

Net income attributable to Legrand Holding	(160.0)	(129.0)	0	0

Consolidated balance sheets US GAAP

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
ASSETS
Current assets
Cash and cash equivalents	67.9	559.0	0.0	0.0
Marketable securities	32.6	195.6	0.0	0.0
Restricted cash	37.0	22.5	0.0	0.0
Trade accounts receivable	509.9	598.2	0.0	0.0
Deferred income taxes	34.7	48.4	0.0	0.0
Other current assets	120.1	93.4	0.0	0.0
Inventories	385.5	530.7	0.0	0.0

Total current assets	1,187.7	2,047.8	0.0	0.0
Property, plant and equipment, net	914.9	1,024.8	0.0	0.0
Investments	21.8	26.3	0.0	0.0
Goodwill	1,343.5	1,354.0	0.0	0.0
Trademarks, net	1,591.1	1,642.4	0.0	0.0
Developed Technology, net	449.9	586.0	0.0	0.0
Mirror swaps	35.2	42.0	0.0	0.0
Swap associated to TSDI 3	1.3	2.0	0.0	0.0
Swaps associated to other borrowings	60.1	161.0	0.0	0.0
Restricted cash	90.5	127.5	0.0	0.0
Deferred income taxes	34.1	149.9	0.0	0.0
Other non-current assets	96.5	166.5	0.0	0.0

	4,638.9	5,282.4	0.0	0.0

Total assets	5,826.6	7,330.2	0.0	0.0

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	103.2	723.0	0.0	0.0
Accounts and notes payable	252.7	268.4	0.0	0.0
Deferred income taxes	3.0	48.0	0.0	0.0
Other current liabilities	355.2	443.0	0.0	0.0

Total current liabilities	714.1	1,482.4	0.0	0.0
Swap fair value associated to TSDI 1&2	121.8	153.0	0.0	0.0
Deferred income taxes	744.2	893.9	0.0	0.0
Other non-current liabilities	229.3	207.1	0.0	0.0
Borrowings	2,263.1	2,607.0	0.0	0.0
Swap fair value associated to other borrowings	52.5	0.0	0.0	0.0
Subordinated securities	108.9	150.2	0.0	0.0
Payment-In-Kind loans (PIK)	1,216.6	0.0	0.0	0.0
Preferred Equity Certificates (PEC)	0.0	1,159.0	0.0	0.0
Minority interests	6.2	51.8	0.0	0.0
Shareholders' equity
Capital stock	759.4	759.4	0.0	0.0
Accumulated deficit	(288.8)	(129.2)	0.0	0.0
Translation reserve	(100.7)	(4.4)	0.0	0.0

	369.9	625.8	0.0	0.0

Total liabilities and shareholders' equity	5,826.6	7,330.2	0.0	0.0

Consolidated statements of cash flows US GAAP

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Operating activities:
Net income attributable to Legrand Holding	(160.0)	(129.0)	0	0
Reconciliation of net income to net cash provided from (used in) operating activities:
—depreciation of tangible assets	155.8	13.0	0	0
—amortization of intangible assets	146.5	108.0	0	0
—changes in long-term deferred taxes	(63.4)	(2.0)	0	0
—changes in other long-term assets and liabilities	4.6	(2.0)	0	0
—minority interests	0.9	(3.0)	0	0
—equity in earnings of investees	(2.4)	(2.0)	0	0
—other items having impacted the cash	220.8	63.0	0	0
(Gains) losses on fixed asset disposals	(1.2)	14.0	0	0
(Gains) losses on sales of securities	(0.6)	0.0	0	0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
—accounts receivable	61.1	17.0	0	0
—inventories	(1.9)	54.0	0	0
—accounts and notes payable	(7.5)	(77.0)	0	0
—other operating assets and liabilities	(81.7)	(137.0)	0	0

Net cash (used in) provided from operating activities	271.0	(83.0)	0	0

Investing activities
Net proceeds from sales of fixed assets	16.8	170.0	0	0
Capital expenditures	(112.6)	(16.0)	0	0
Proceeds from sales of marketable securities	312.3	213.0	0	0
Investments in marketable securities	(29.0)	(202.0)	0	0
Investments in consolidated entities	(72.8)	(3,067.0)	0	0
Investments in non-consolidated entities	(0.2)	0.0	0	0

Net cash used (used in) provided from investing activities	114.5	(2,902.0)	0	0

Financing activities
Related to shareholders' equity:
—capital increase	0.0	760.0	0	0
—dividends paid by Legrand Holding's subsidiaries	(1.1)	(2.0)	0	0
Other financing activities:
—reduction of subordinated securities	(41.0)	(4.0)	0	0
—new borrowings	579.1	3,063.0	0	0
—repayment of borrowings	(820.3)	(273.0)	0	0
—debt issuance cost	(7.5)	0.0	0	0
—increase (reduction) of commercial paper	(508.0)	(30.0)	0	0
—increase (reduction) of bank overdrafts	(87.2)	23.0	0	0

Net cash (used in) provided from financing activities	(886.0)	3,537.0	0	0

Net effect of currency translation on cash	(9.4)	7.0	0	0
Increase (reduction) of cash and cash equivalents	(491.1)	559.0	0	0
Cash and cash equivalents at the beginning of the period	559.0	0.0	0	0

Cash and cash equivalents at the end of the period	67.9	559.0	0	0

Interest paid during the period	49.2	0.0	0	0
Income taxes paid during the period	79.5	0.0	0	0

Consolidated statements of shareholder's equity US GAAP

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	(€ in millions)
As of December 31, 2000	0.0	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of December 31, 2001	0.0	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of July 31, 2002	0.0	0.0	0.0	0.0	0.0

Net income for the period			(129.2)		(129.2)
Capital increase	759.4				759.4
Changes in translation reserve				(4.4)	(4.4)

As of December 31, 2002	759.4	0.0	(129.2)	(4.4)	625.8

Net income for the period			(160.0)		(160.0)
Capital increase					0.0
Changes in translation reserve			0.4	(96.3)	(95.9)

As of December 31, 2003	759.4	0.0	(288.8)	(100.7)	369.9

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A. Registrant
Dated: January 30, 2004	By:	/s/ PATRICE SOUDAN Name: Patrice Soudan Title: Chief Financial Officer

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2003 results Improvement in a difficult economic environment
Consolidated statements of income US GAAP
Consolidated balance sheets US GAAP
Consolidated statements of cash flows US GAAP
Consolidated statements of shareholder's equity US GAAP
Signatures